August 30, 2013

J. Nolan McWilliams, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Saleen Automotive, Inc. Responses to Staff Comments of August 22, 2013 with respect to Amendment No. 2 to Form 8-K Filed August 8, 2013 File No. 333-176388

Dear Mr. McWilliams,

Saleen Automotive Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated August 22, 2013. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1.	We acknowledge the Staff’s comment and will include the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in Amendment No. 3 (the “Amended 8-K”) to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on June 27, 2013, as amended on July 11, 2013 and August 8, 2013 (the “Original 8-K”), which we intend to file concurrently with this response letter:

“We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.”

Merger and Capital raise, page 3

Merger, page 3

2.	We acknowledge the Staff’s comment and will include the following disclosure in the Merger section of the Amended 8-K:

“The valuation of the enterprise comprised of Saleen Automotive and SMS was determined through an arms-length negotiation between representatives of our board of directors prior to the Merger, the investors in the capital raise transaction and the board of directors and majority shareholders of Saleen Automotive and SMS. The agreed upon enterprise value, post closing and funding of the $3,000,000 generated in the capital raise transaction, was determined to be $12,000,000. The components of the enterprise value were determined as follows:

Shareholder Group	Valuation Amount	% of Fully diluted Common Stock Held
Saleen Automotive, Inc. shareholders	$5,194,290	43.286%
Steven Saleen, license agreement for Saleen brand	3,205,711	26.714%
Investor group	3,000,000	25.000%
Public shell shareholders group	600,000	5.000%
Totals	$12,000,000	100.000%

The shares of our Super Voting Preferred Stock issued to the holders of the common stock of Saleen Automotive consequently had a determined value of $5,194,290 and the shares of our Super Voting Preferred Stock issued to Saleen in consideration of his contribution of certain intellectual property related to the “Saleen” brand and his grant of a license to use his name and likeness had a determined value of $3,205,711.

The Merger was predicated on the acquisition of both Saleen Automotive and SMS. The Saleen Entities were integrally connected by common ownership of Saleen and operationally dependent upon each other. At the time of the Merger, SMS had a deficit in its shareholders equity of $1,700,000. Saleen was the sole shareholder of SMS and agreed to contribute the shares of SMS for no consideration to provide additional consideration to the holders of Saleen Automotive.”

3.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Merger section of the Amended 8-K:

“While we intended to effectuate a 1-for-2.63837 reverse stock split after the Merger that would trigger the automatic conversion of our Super Voting Preferred Stock into our common stock, after the closing of the Merger holders of a majority of the outstanding shares of our Super Voting Preferred Stock approved amendments to the Certificate of Designations to provide for automatic conversion upon effectuating a reverse stock split or increase in the authorized shares of our common stock, granting discretion to our board of directors to determine whether and when to pursue a reverse stock split or increase in the authorized shares of our common stock, and to provide for automatic conversion upon the approval of a majority of the outstanding shares of our Super Voting Preferred Stock, as further described below.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, by written consent, approved the amendment of the Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of our Super Voting Preferred Stock to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, pursuant to a written consent, elected to convert, upon the effectiveness of the amendment to the Certificate of Designations, 696,000 outstanding shares of our Super Voting Preferred Stock (approximately 77.68%) into shares of our common stock. On July 18, 2013, we filed an Amendment to Certificate of Designation After Issuance of Class or Series (the “Amendment”) amending the conversion rights of our Super Voting Preferred Stock. As a result of the Amendment, our board of directors will determine whether (if at all) we will effectuate any reverse stock split (or any increase in our authorized shares of common stock), and the appropriate time (if ever) for any such reverse stock split (or increase in our authorized shares of common stock).

Any special treatment granted to certain of our stockholders to preserve round lot holders in connection with a reverse stock split should not have a significant impact on the ownership of our common stock by the parties identified in the ownership table below as we currently have no stockholders that own less than 100 shares of common stock, and depending on the reverse stock split ratio determined by our board of directors, if any, are unlikely to have a significant number of stockholders that would qualify for any special treatment granted in connection with a reverse stock split.”

4.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 3 above in the Amended 8-K.

Description of the Business, page 9

5.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“We incurred net losses of $2,903,559 and $2,988,116 during the twelve months ended March 31, 2012 and 2013, respectively, and losses are expected to continue in the near term. Net cash used by operating activities for the twelve months ended March 31, 2013 totaled $1,779,345 after the cash used in the net loss of $2,988,116 was decreased by $534,430 in non-cash charges and by $674,342 in changes in the working capital accounts. As of March 31, 2013, we were delinquent in payment of $246,075 of payroll taxes, and $1,000,312 of outstanding notes payable are in default. The default of $1,000,312 of outstanding notes payable could adversely affect our business if the note holders were to initiate collection litigation for payment of these notes. We have been funding our operations through private loans and the sale of common stock in private placement transactions. Management anticipates that significant additional expenditures will be necessary to develop and expand our automotive assets before significant positive operating cash flows will be achieved. Our independent auditors have expressed substantial doubt of our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. We are currently in discussions with several banks and private lenders to obtain additional debt or equity financing. There is no guarantee that we will be able to obtain additional financing and the default of $1,000,312 of outstanding notes payable could make it difficult for us to obtain additional funding.”

6.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“Our planned cost reductions include reducing our production costs by negotiating discounts from our suppliers as we increase our purchasing volume, reducing our engineering and production costs through more effective hiring practices, and reducing our general & administrative expenses by reducing reliance on outside services providers. There is no guarantee that our planned cost reductions will be achieved.”

History and Background, page 11

7.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“The term supercar describes a very expensive, limited production, fast or powerful sports car with a centrally located engine. There are supercar models built by foreign manufacturers including Lamborghini and Ferrari.”

Our Vehicles, Products, and Services, page 12

Motorsports and Engineering Services, page 12

8.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“As of August 29, 2013, we do not have any contracts for our design, engineering or product development services.”

Battery Electric Vehicles, page 12

9.	We acknowledge the Staff’s comment and have revised the disclosure in the Amended 8-K to remove the term “market proven.” We will include the following revised disclosure in the Amended 8-K:

“Battery Electric Vehicles: We plan to develop a line electric battery electric vehicles (or BEVs) for commercial and consumer oriented applications, utilizing the same mass-customization process used with our high performance vehicles and existing facilities to overlay the BEV design on selected new OEM automobile chassis designed for internal combustion engines. Our business strategy in this BEV market is to utilize certain models of Ford, Chevrolet or Dodge vehicles that are mass produced as the base chassis’ of the vehicles that we will convert into BEV’s by installing electric drive systems. We have engaged in some research and development effort to convert a Ford utility van into an electric van. Once we have completed our product development and testing process, we will further consider what steps we will take, budget we will require, and funding we will pursue to develop our battery electric vehicle business. There is no guarantee that we will have sufficient funds to develop our battery electric vehicle business line.”

10.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 9 above in the Amended 8-K.

Next Generation Saleen Supercars, page 14

11.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“Next Generation Saleen Supercars: The next generation Saleen-branded supercar is presently in the development phase by our engineering division. Using the past experience of Saleen and other members of our design and engineering team, we plan to expand our product offerings into the American supercar sector. We estimate that the development costs of our supercar will range from $1.0 to $2.0 million and will take approximately twelve months to complete a prototype. We have a concept drawing of our supercar but, given our present limited availability of funds, do not plan to commence further development activities until we are able to raise additional capital. We have yet to determine the specific steps required to develop the next generation Saleen supercar, the budget breakdown for the development process, or the funding we will pursue to meet the development costs.”

Supply Chain, page 15

12.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“To date, we have expanded from one to two suppliers, the sources from which we obtain one of our automobile body components. We will continue our efforts to reduce our dependence on single source suppliers.”

Marketing Strategy, page 15

13.	We acknowledge the Staff’s comment and have revised the applicable disclosure in the Amended 8-K as requested by the Staff.

14.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“The key terms of our dealer agreements include (a) target dealer product sales goals, (b) exclusive dealer marketing territories and (c) a one-year term, renewable annually. Our dealers earn a markup on the sale of our products at the time that the sale is completed upon delivery of the vehicle. We recognize revenue from the sale of our products when there is persuasive evidence that an arrangement exists, delivery of the product has occurred and title has passed, the selling price is both fixed and determinable, and collectability is reasonably assured, all of which generally occurs upon shipment of our products to the dealer or customer pickup at the factory.”

15.	We acknowledge the Staff’s comment and will include the following amended disclosure in the Amended 8-K:

“While we presently do not have any retail stores in operation, we intend to open a network of retail branded stores that will become a primary sales channel for our high performance vehicles, supercars, aftermarket parts and accessories. We intend to market and sell to end consumers not only through our existing dealer network but also through our company-owned stores. We will also be able to better service our dealer network by region as we open retail stores. Initially, we plan to open stores in southern California, northern California and south Florida. We have not yet determined the cities in which we will locate these stores. We will conduct a market assessment of targeted cities within the regions listed above to determine the optimum locations for the stores. The estimated cost to open each store is $1.0 million. We have yet to determine the specific steps that we will undertake to open a retail store, the specific budget line items for each store opening, or the sources of funding we will pursue to open the retail stores. Given our current cash constraints, limited operating history and history of losses, we have planned for a three year roll out of these retail stores at the rate of one new store per year, however we have yet to determine the specific time frame in which we will commence the roll out. In addition, there is no guarantee that we will have the funding necessary to open any retail stores.”

16.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 15 above in the Amended 8-K.

17.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in this section. We deleted the sentence that refers to relevant metrics as we have not yet determined what these metrics will be.

“Our annual operating budget includes a commitment to effective marketing, advertising and promotional efforts in order to further strengthen awareness of our brand and expose our products to a larger audience. We will contract with marketing and advertising businesses with experience marketing and promoting specialty automotive brands to further promote our business. For the fiscal year ending March 31, 2014, we have budgeted $500,000 for our marketing and advertising program and initiated our marketing program during July, 2013. We will utilize various performance based advertising metrics to measure the effectiveness of our sales and marketing campaigns. These metrics will include CPM (“Cost per Thousand”), PPC (“Pay per click”), and “pay per call” for our Internet advertising. Other advertising metrics will include CPL (“Cost per Lead”), directory assistance call measurement, and print ad coupon responses. As such, we will carry out:

Events Marketing: As a high performance specialty manufacturer, we take pride in attending events on the international auto show circuit such as in Los Angeles, Detroit, New York, Pebble Beach, Amelia Island, Paris and Tokyo. The major car shows we plan to participate in include Detroit, Pebble Beach, Chicago, New York, and Los Angeles. The cost of these major shows are approximately $100,000 per show. We also participate in regional car shows that generally cost between $2,500 to $10,000 per show. Our participation in each event includes securing a trade booth to display our products, holding press events to announce new models, and networking with attendees and dealers at the shows.

Print Marketing: Our print marketing strategy will include purchased ad space targeted to our customer base as well as free press through press releases of newsworthy or entertainment-worthy information. The estimated costs of purchased ad space will vary by target market, but generally runs from $2,500 to $10,000 per ad. We may purchase ad space at international car show venues from time to time as we determine and in keeping with our marketing budget in cities where our dealers are actively engaged in promoting our vehicles.

We plan on expanding our business model internationally by identifying strategic partners in targeted countries throughout the world. Initial targeted areas are the Middle East, China and India. Once a strategic partner is identified in a particular country, we and our strategic partner will jointly develop a business plan for that country. Given our limited cash resources, we will need to raise $1.0 to $2.0 million of additional capital to expand our marketing initiatives and to realize our plans regarding international expansion. There is no guarantee that we will be able to raise this additional capital for our international expansion program. We will encounter significant challenges expanding our business model internationally due to our limited business experience operating in these markets, the current general economic slowdown in China and India, and uncertainty about the amount of capital needed to successfully expand internationally.”

18.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 17 above in the Amended 8-K.

19.
20.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 17 above in the Amended 8-K.
21.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 17 above in the Amended 8-K.
22.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 17 above in the Amended 8-K.

Sales Strategy, page 16

23.	We acknowledge the Staff’s comment and have amended our disclosure in the Amended 8-K to state that our dealers are located in the states of California, Florida, Idaho, Massachusetts, Michigan, New York, Oregon, Rhode Island, South Dakota, Texas, Utah and Washington.

24.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“We have not determined the cost of hiring and training our sales staff. We will undertake to estimate these costs upon the planning of our first store opening.”

We have deleted the reference to “highly fashionable” staff in the Amended 8-K.

25.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“We plan to sell our performance parts, aftermarket parts and accessories, and high performance vehicles through our retail stores and over the Internet. We may need to comply with state regulations or seek waivers from regulatory authorities in various states to facilitate Internet sales of our vehicles in those states. We are currently selling some of our aftermarket automotive aftermarket parts over the Internet. We have not yet determined when we will begin to sell our high performance vehicles over the Internet. We have also not determined the specific steps that we will take to develop this Internet sales platform. We have engaged an information technology services provider to assist us in developing our Internet sales platform. Once our information technology services provider has completed an assessment, we will further consider what steps we will take, budget we will require, and funding resources we will pursue. There is no guarantee that we will have sufficient funds to develop our Internet sales platform.”

Management’s Discussion and Analysis, page 21

Revenues, page 22

26.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“Revenues: Revenues consist of the sale of automotive vehicles and parts. Total revenues for the twelve months ended March 31, 2013 were $2,699,015, an increase of $1,525,521 or 130%, from $1,173,494 of total revenues for the twelve months ended March 31, 2012. Net revenue from the sale of vehicles and parts increased $279,536 or 23.8% to $1,453,030 for the twelve months ended March 31, 2013 from $1,173,494 for the twelve months ended March 31, 2012. The increase reflects an aggressive sales effort from the hiring of a vice president of sales during November 2012. During the twelve months ended March 31, 2013, revenues of $1,245,985 were realized from a contract with a major Hollywood movie producer to design and build replica supercar racing automobiles for a movie. The revenues realized during the year ended March 31, 2013, from the Hollywood movie represented a significant percentage of our 2013 revenues. During the year ended March 31, 2013, due to our lack of capital we were severely constrained in producing our high performance vehicles. As such, upon award of the Hollywood movie design and engineering contract, we dedicated our limited engineering, design, and production personnel to performing this key contract. This redeployment of our key personnel further constrained our limited resources and challenged our ability to sell more vehicles and parts. The Hollywood movie production contract was completed in January 2013, and while we will continue to seek these engineering and design contract revenue sources, our primary focus going forward will be growing the sales of our vehicles and parts business.”

27.	We acknowledge the Staff’s comment and hereby confirm that this information is complete.

28.	We will include the following additional disclosure in the Amended 8-K:

“The following table and related footnotes show the compensation paid during the fiscal years ended March 31, 2013 and 2012, to our named executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior two fiscal years.

Summary Compensation Table
Name and Principal Position	Year	All Other Compensation ($)	Total ($)
Eric Stoppenhagen(1)	2013	$36,667	$36,667
President, CFO & Secretary	2012	--	--
Wesley Fry(2)	2013	--	--
CEO, CFO, President, Treasurer & Secretary	2012	--	--
(1)	Appointed in November 2012. Represents consulting fees earned by Mr. Stoppenhagen. $30,000 of which were earned for services provided to the Company in connection of the sale of Mr. Fry’s controlling interest. The Company expects to pay these upon the Closing.

We entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Mr. Stoppenhagen pursuant to which we engaged Mr. Stoppenhagen to provide financial duties required to maintain our public reporting status and services as our interim sole director and officer. Mr. Stoppenhagen received a quarterly fee of $5,000 either paid in advance or accrued on the 1st day of the quarter as consideration for the services described above, and was eligible to receive additional fees for services beyond the duties described above. We terminated this agreement on June 26, 2013 and Mr. Stoppenhagen resigned as our sole officer and director.

(2)	Mr. Fry Served as our CEO, CFO, President, Treasurer and Secretary from June 2011 through November 2012.”

We will revise the introductory paragraph to the Summary Compensation Table for Saleen Automotive’s executive officers to read as follows:

“The following table and related footnotes show the compensation paid to Saleen Automotive’s Chief Executive Officer and to each of its other two most highly compensated executive officers whose compensation exceeded $100,000 during the last fiscal year, and information concerning all compensation paid for services to Saleen Automotive in all officer capacities for its last two fiscal years.”

29.	We filed the Assignment and License Agreement as Exhibit 10.1 to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on May 30, 2013, and have incorporated it by reference in the Exhibit Index to the Amended 8-K.

30.	We will include the following amended disclosure in the Amended 8-K:

“The shares of our common stock have been listed and principally quoted on the OTCBB under the trading symbol “WSTY.OB.” On July 5, 2013, the trading symbol for the shares of our common stock changed to “SLNN.OB.” Historical closing prices for shares of our common stock on the OTCBB are only available from and after May 6, 2013. The table below is based on data available from and after May 6, 2013 through August 29, 2013, the most recent practicable date. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

Year Ended March 31, 2014
First Quarter	$1.15	$0.25
Second Quarter (through August 29, 2013)	$1.02	$0.40”

31.	We hereby confirm that so long as we are an issuer of penny stock we will refrain from referencing the statutory safe harbors on our website, in press releases and in future Exchange Act filings.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the Amended 8-K;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended 8-K; and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Robert J. Miranda, Chief Financial Officer at (714) 515-0064 or Louis Wharton, Legal Counsel, at (818) 444-4509 if you have questions or need additional information.

Sincerely,

Saleen Automotive, Inc.

/s/ Robert Miranda

Robert J. Miranda, CFO